UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat Interactive Entertainment Technology furnishes under the cover of Form 6-K the following:

Share Subscription Agreement.

On August 9, Blue Hat Interactive Entertainment Technology (the “Company”), entered into that certain Share Subscription Agreement in connection with the Diamonds Purchase, as defined below.

The Company entered into two diamonds purchase agreements with Alpha Infinity Fintech Inc. (“Alpha”) and Fujian Blue Sea Resting Sun Science and Technology Limited (“Blue Sea”, together with Alpha, the “Subscribers”) respectively, pursuant to which the Company agreed to purchase (the “Diamonds Purchase”) from and the Subscribers have agreed to sell to the Company, a number of diamonds (the “Diamonds”) valued in the aggregate at $31,079,929.67 (the “Total Asset Value”). The Diamonds have been individually valued and assessed by a third party valuator, and will be in custody by a third party custodian. Part of the consideration for the Diamonds Purchase will be in the form of the Company issuing to the Subscribers (or its designated persons) a total of 42,000,000 of the Company’s ordinary shares, par value US$0.01 per share (the “Purchased Shares”, or the “Shares”), for a purchase price of $0.710 per Purchased Share (the “Purchase Price”) and a total aggregate consideration of $29,820,000 (the “Purchased Shares Value”). Apart from the Purchased Shares Value, the remainder of the consideration of the Company for the Diamonds Purchase (the difference between the Total Asset Value and the Purchased Shares Value, the “Cash Consideration”) will be in the form of the Company making a cash payment to the Subscribers. The terms of the issuance of the Purchased Shares are governed by a Share Subscription Agreement. The Company is authorized to offer, sell and issue the Shares pursuant to the Share Subscription Agreement under the exemption to registration afforded by Regulation S promulgated under the Securities Act of 1933, as amended.

The description of terms and conditions of Share Subscription Agreement and the Diamonds Purchase set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Share Subscription Agreement, the English translated version of which is attached hereto as Exhibits 99.1.

Exhibits

Exhibit No.	Description of Exhibit
99.1	Form of Share Subscription Agreement with English Translation*

* The exhibits to the agreement have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted information to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer